

Mail Stop 3628

September 25, 2008

By Facsimile and U.S. Mail
Dr. Gerald Paul
Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

      Re:    International Rectifier Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed September 16, 2008
              File No. 001-07935

Dear Dr. Paul:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. We note that this filing refers security holders to information expected to be contained in the company's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the

participants must undertake to provide any omitted information to security holders in the form of a proxy supplement.  Please advise as to the participants' intent in this regard.

2.  Please revise the proxy statement and proxy card to include a discussion of the stockholder proposal regarding compensation recoupment policy.

Questions and Answers Relating to This Proxy Solicitation, page 4

Why are we soliciting your vote, page 4

3.  Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Please note that the factual foundation must be reasonable.  In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements.  Refer to Rule 14a-9.  For example, please provide support for the statements, or in the alternative, please make a revised filing to reflect the deletion of the cited statements:

-   "Vishay believes that the current directors of the Company are not acting, and will not act, in your best interests with respect to Vishay's offer…," on page 4 and

-   "…the board could adopt Bylaw amendments…to undermine the will of the stockholders…," page 11.

Who are Vishay's director nominees, page 5

4.  We note that you believe the nominees are independent under the NYSE rules.  Please address their independence with respect to International Rectifier in light of the $50,000 fee under the nominee agreement.

Proposal 1: Election of the Nominees, page 7

5.  We note that if any of the nominees is not available for election, the shares will be voted for the election of other nominees designated by Vishay to the maximum extent permitted by applicable law.  Please revise to address whether any advance notice provisions affect your ability to designate other nominees.  Please also note that we consider the existence of alternative nominees to be material to a security holder's investment decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

Closing Comments

You should furnish a response letter and any supplemental information we have requested.  You should transmit the letter via EDGAR under the label "CORRESP."  In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code:  20549-3628.


Sincerely,


Peggy Kim
Special Counsel
Office of Mergers & Acquisitions